Legal Actions and Regulatory Matters

In 2001, the Company, the Adviser and others (including past and two present directors) were named as defendants in several purported class action lawsuits alleging, among other things, violations of federal securities law by failing to value, in good faith, private equity holdings at fair value. The lawsuits were subsequently consolidated into a single action, and a consolidated amended complaint was filed in July 2003. In September 2003, the defendants, including the Company, filed a motion to dismiss the consolidated amended complaint, and lead plaintiffs subsequently filed an opposition to the motion. On July
27, 2004, the Court granted defendants' motions to dismiss but gave plaintiffs leave to file an amended complaint.
Plaintiffs have not filed an amended complaint.  The
Company continues to believe this litigation is without merit and intends to defend the actions vigorously. The
Company believes that the outcome of the legal actions will not have a material adverse effect on the result of operations or the net asset values of the Funds.

The Staff of the Securities and Exchange Commission
("Staff") is conducting an investigation of the Adviser and the Funds' President to determine whether either or both have violated the federal securities laws. Among the matters being investigated is whether either or both violated the federal securities laws by failing to value private holdings at their fair value. The Staff has notified the Adviser that the Staff has determined to recommend to the Securities and Exchange Commission that certain civil and/or administrative proceedings be initiated against the Adviser and the Funds' President.
The Adviser and the Funds' President have notified the Company that they have communicated to the Staff that they disagree with its proposed recommendation. The Adviser and the Funds' President also have informed the Company that they believe that the outcome of the investigation will not have a material adverse effect on the ability of the Adviser to perform its investment advisory agreements with the Funds. Since the investigation is still in progress, there can be no assurance of its outcome.

MUCH SHELIST FREED DENENBERG AMENT & RUBENSTEIN, P.C.
MICHAEL J. FREED (PRO Hac Vice)
CAROL V. GILDEN (Pro Hac Vice)
CHRISTOPHER J. STUART
MICHAEL E. MOSKOVITZ (Pro Hac Vice)
191 N. Wacker Drive, Suite 1800
Chicago, IL 60606-1616
Telephone: 312/521-2000
Facsimile:  312/521-2100
Plaintiffs' Lead Counsel

UNITED STATED DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA


In re VAN WAGONER FUNDS	)	NO. C 02-03383 JSW
INC. SECURITIES LITIGATION	)
	)	CLASS ACTION
	)
This Document Related to:	)	AMENDED CONSOLIDATED
ALL ACTIONS.	)	COMPLAINT FOR VIOLATION OF THE
	)	FEDERAL SECURITIES LAWS
	)

		DEMAND FOR JURY TRIAL





AMENDED CONSOLIDATED COMPLAINT
FOR VIOLATION OF FEDERAL SECURITIES LAWS
Civil Case No.: C:02-03383